SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled 2022 Half Year Results dated September 20, 2022

99.1

20 September 2022

2022 Half year results
Six months ended 30 June 2022

●
H1 revenue +13.4% to £5,188m, organic revenue growth +11.6%; 3.7% price and 7.9% volume/mix
●
Strong power brand performance in H1: +13.4% organic growth with Panadol, Theraflu, Otrivin, Advil and Centrum particularly strong
●
2/3 of our business gained or maintained share in the six months ended 30 June 20221
●
E-commerce 9% total sales, growth in the high teens
●
H1 Reported operating profit increased 22.1% to £900m, with margin 17.3% up 120bps
●
H1 Adjusted operating profit increased 21.2% to £1,191m, up 15.5% at constant currency (CER)
●
H1 Adjusted operating margin 23.0%, up 90bps (CER) and 150bps at reported rates
●
H1 net cash from operating activities was £680m, which included £224m related to the net cash outflow from separation, restructuring and disposals; Free cash flow for H1 2022 was £553m with free cash flow conversion of 102%
●
Net debt at 18 July 2022 was £10,707m; recently repaid £750m of £1.5bn term loan
●
FY22 organic revenue growth and Adjusted operating margin guidance unchanged from HY Trading update on 27 July 2022

Brian McNamara, Chief Executive Officer, Haleon said:

“I am incredibly proud that in the first half Haleon successfully completed its separation from GSK and became an independent listed company. This was the result of a huge amount of hard work and preparation, and I would like to thank all of my colleagues for their tireless efforts, focus and commitment.

Haleon performed strongly in the first half of the year with double digit revenue growth, importantly with a healthy balance of price and volume/mix reflecting brand strength across our portfolio. Furthermore, we gained or maintained share in most of our business, demonstrating that continued investment is driving sustainable growth, even in difficult market conditions. I am also pleased that we delivered margin expansion in the first half despite significant cost inflation and absorption of standalone costs for the business. Strong free cash flow generation underpins confidence in our ability to de-lever quickly over the coming years.

Whilst navigating the current macro-economic challenges and uncertainties, positive momentum in our business has continued into the second half. This combined with the strength of the business reinforces our confidence that we are well positioned to deliver on guidance this year and over the medium term.”

Adjusted results			Reported results
Six months ended 30 June (unaudited)	2022	vs 2021		2022	vs 2021
Organic revenue growth2		11.6%3	Revenue	£5,188m	13.4%
Adjusted operating profit2	£1,191m	15.5%3	Operating profit	£900m	22.1%
Adjusted operating profit margin2	23.0%	90 bps3	Operating profit margin	17.3%	120 bps
Adjusted earnings per share2	9.6p	21.5%	Earnings per share	5.6p	5.7%
Free cash flow2	£553m	£364m	Net cash from operating activities	£680m	£446m
1. Market share statements throughout this report are estimates based on the Group’s analysis of third party market data of revenue for the first six months of 2022 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers > 85% of Haleon’s total revenue).
2. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin, Adjusted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 38 to 45
3. Change at constant currency
4. The commentary in this announcement contain forward-looking statements and should be read in conjunction with the cautionary note on page 38

Outlook

FY2022 revenue and Adjusted operating margin guidance remains unchanged from the trading update on 27 July 2022.

FY2022 organic revenue growth is expected to be 6-8%.

Adjusted operating margin in FY2022 is expected to be slightly down at constant currency on last year (FY21: 22.8%). Strong growth, the Pfizer synergies, pricing and ongoing supply efficiencies, will largely offset Haleon standalone costs (£175-£200m), continued investment, inflationary cost pressure and the impact of Russia and Ukraine. Assuming current spot rates are sustained for the rest of the year, currency will be slightly positive on adjusted operating margin.

In FY2022, the Adjusted effective tax rate is now expected to be at the lower end of the 22-23% range shared previously. FY2022 net interest expense is unchanged at £0.2bn and net capex guidance is unchanged from prior guidance, and remains c.3% sales.

Separation and Admission costs are now expected to be approximately £0.5bn (at current spot rates) between FY2022 and FY2024, with 80% of costs incurred in FY2022, and the balance split across FY2023 and FY 2024. Admission costs are expected to be just over £0.1bn. (Previously, Separation and Admission costs were expected to be approximately £0.4bn between FY2022 and FY2024, including Admission costs of up to £0.1bn most of which were expected to be incurred in FY2022).

All medium term guidance is reiterated, namely annual organic revenue growth of 4-6%, sustainable moderate Adjusted operating margin expansion at constant currency, Net debt/Adjusted EBITDA expected to be below 3x by the end of 2024 and initial dividend expected to be at lower end of 30-50% pay-out range (subject to Haleon Board approval).

Current trading

Positive momentum seen in the first half of the year has continued into the third quarter, albeit at a slower rate as expected, underpinning our guidance for FY2022 organic growth of 6-8%. We believe the business is well positioned to navigate the current macro-economic challenges including rising inflation and the potential impact this may have on consumer behaviour in the future.

Update on Zantac

As Haleon stated in the Group’s announcement on 11 August 2022, Haleon is not a party to any Zantac claims.

Haleon has notified GSK and Pfizer that it rejects their requests for indemnification on the basis that the scope of the indemnities set out in the joint venture agreement only covers their consumer healthcare businesses as conducted when the JV was formed in 2018. At that time, neither GSK nor Pfizer marketed OTC Zantac in the US or Canada.

Presentation for analysts and shareholders:

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7am BST (8am CET) on 20 September 2022 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 11:30am BST (12:30pm CET).

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	0800 640 6441
US:	+1 646 664 1960
All other:	+44 203 936 2999
Passcode:	52 03 87

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/en/investors/

Financial reporting calendar

Q3 2022 Trading Statement	10 November 2022
FY 2022 Results	March 2023
Q1 2023 Trading Statement	May 2023
HY 2023 Results	August 2023

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607
Emma White	+44 7792 750133	Ross Whittam	+44 7796 204198
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The Group employs over 22,000 people across 170 markets, who are united by Haleon’s purpose - to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, Parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com

Business review

Haleon is led by its purpose to deliver better everyday health with humanity.

A clear approach to deliver on our growth ambitions is built on a world class portfolio of category leading brands in a growing sector across an attractive geographic footprint. These leverages competitive capabilities combining human understanding with trusted science, brand building and innovation, leading route to market and digital.

Haleon aims to outperform through a focus on increasing household penetration and capitalising on new and emerging growth opportunities across channels and geographies, underpinned by a strong focus on execution and financial discipline to improve profitability and sustain reinvestment in growth. Critically, running a responsible business, which is integral to all that we do, allows Haleon to reduce risk and support performance.

Taken together, this is expected to drive 4-6% organic annual sales growth, a moderate expansion in our margins while supporting our investment for growth, delivering consistent high cash conversion and maintaining a focus on our clear and disciplined capital allocation policy.

Delivering growth

During the first half, Haleon grew revenue organically 11.6%, with growth of Power Brands ahead of this at 13.4%. Haleon delivered strong growth and market share through increased household penetration, winning new consumers with exciting innovations and activation, as well as channel expansion and geographic expansion. In the first half 2/3 of Haleon’s business gained or maintained market share.

In Oral Health, where revenue grew 5.1% organically, Haleon maintained its track record of market outperformance, with sales double the growth rate of the overall market, mainly driven by improved penetration of Sensodyne, particularly in e-commerce in the US and Parodontax in major markets. In aggregate, this resulted in category share growth with three quarters of the business gaining or maintain market share. Parodontax, one of the fastest growing toothpaste brands globally, launched in South Africa and grew double digit in Middle East and Africa. Additionally in Dental Appliance Care, our new innovation Poligrip Power Max Hold+ was rolled out to 16 markets and is performing well.

In Vitamins, Minerals and Supplements, where organic revenue growth was 11.9%, Haleon gained share overall including in the US and China. During the first half in the US Emergen-C grew double digit driven by engagement to drive growth with younger and more diverse households, and through innovation including Emergen-C Kidz which achieved 10% market share in its first year. This was amplified by in-season omni-channel and digital activations. In China, the Caltrate chewable tablets innovation enabled the brand to reach new younger consumers.

In Pain Relief, organic revenue growth was 11.7%. A stand out performer in the category was Panadol which gained share and saw organic growth in the first half was up in the mid twenties percent, double the level of the category. In the UK, the brand has increased share through deliberate incremental A&P investment in multi-channel media, as well as increased distribution and shelf presence to recruit and maintain new user groups converted during the pandemic.

In Respiratory Health organic revenue growth of 46.7% reflected the strong cold and flu season. Theraflu was supported by innovation launches and commercial execution which enabled the brand to meet strong demand. Theraflu outperformed the market gaining share from significantly improved penetration in the US contributing to Respiratory Health category share gain overall.

Digestive Health and Other saw organic revenue growth of 3.5%. Challenging conditions in the preventative antacid market adversely impacted Nexium, although our brands in the immediate relief antacid category, such as ENO and Tums performed well.

Haleon remains focused on innovating to underpin and accelerate growth. In the first half this included extending the portfolio demographically, with several natural variants launched in the first half targeting a younger consumer base. These included Theraflu Naturals, Robitussin Elderberry, and Emergen-C botanicals in the US, and non-medicated Otrivin, Breathe Clean and Theraflu Pro-Naturals in Central and Eastern Europe. In Oral Health, roll out of Sensodyne Nourish continued into new markets across Europe including the UK. Moreover, Parodontax Gum+ was launched in over ten markets and is performing well, particularly in France. Also, in Dental Appliance Care, our new innovation Poligrip Power Max Hold+ was rolled out to 16 markets and is outperforming the market. In Pain Relief Panadol Liquid gel caps were launched in Australia with good early feedback. In VMS, we launched Centrum Multi-gummies in tropical fruit.

During the first half a number of successful marketing campaigns supported brand performance. In particular the Take care Panadol campaign amplified brand activation and relevance during a key COVID-19 vaccination period. Furthermore, the brand won several awards for the campaign including the Annual International Award for Innovation in Media. Elsewhere Haleon won the prestigious I-COM data creativity award for the Flonase campaign which tracked flu symptoms and targeted likely sufferers. For the first half Haleon A&P spend was up 6% CER, equally split between offline and online media channels, and with the increase reiterating the commitments earlier this year to invest behind driving sustainable growth.

From a channel perspective, there remains significant opportunity for e-commerce penetration, and e-commerce grew high teens percent in the first half to 9% of total sales. Improved content, optimised media, increased investment in high traffic events and refreshed ‘brand stores’ all contributed to growth. In the US and China, Haleon’s two largest e-commerce markets, sales grew 20% and 30%, respectively. Haleon also continues to invest in digital capabilities across the business and was recognised for the second year in a row at the Global Search Awards. Notably our digital portal marketing to Healthcare professionals is now live in 39 markets, with over 10m unique visitors.

Supported by strong execution and financial discipline

The business remains focused on driving efficiency, effectiveness and agility to make every investment count.

Haleon successfully separated from GSK including the completion of a technology systems cut over demonstrating strong execution and capabilities across the business.

Following demerger, Haleon had net debt of £10,707m. Strong cash generation during the first half underpins Haleon’s confidence in its ability to de-lever rapidly to less than 3x net debt/Adjusted EBITDA by the end of 2024. Additionally, Haleon’s long-term and short-term ratings were confirmed (Moody’s: Baa1/P-2 S&P: BBB/A-2). The Group successfully completed the financing required for payment of the separation dividend and for the management of its ongoing liquidity.

Haleon delivered c.70% of expected FY2022 Pfizer synergies in the first half, and remains on track to deliver £120m synergies in FY2022, taking the aggregate Pfizer annual synergies to £600m (increased from £500m at the Capital Markets Day in February 2022).

Initiatives to drive value from third-party expenditure and offset headwinds from input prices and commodity inflation continue, including forward buying, value engineering and new supplier introduction, and initiatives to ensure continuity of supply. In the first half, Haleon managed to offset c. 40% of cost inflation through forward buying and other initiatives, as well as having hedged or locked through contracts c. 90% of H2 22 materials.

Furthermore, across the business, Haleon also undertook SKU rationalisation, improved logistics productivity through warehousing and outbound freight consolidation. Simultaneously, the business continued its insourcing initiatives, improved ROI on promotional spend and optimised price-pack architecture across the portfolio.

Excellent execution in markets remains a key pillar for driving growth and in Central and Eastern Europe, this was delivered through new communication toolkits and a successful pre-selling campaign underpinned share expansion in the first half for Theraflu. In the US, partnering with retailers enabled excellent execution both in store and online, enabled double digit Advil growth supporting double digit organic growth in Pain Relief sales over the first six months.

Running a responsible business

Running a responsible business remains an integral part of our strategy, and Haleon remains committed to tackling environmental and social barriers to everyday health.

On track with existing environmental targets
Haleon is on track to reduce its net Scope 1 and 2 carbon emissions by 100% by 2030 (versus its 2020 baseline), and to reduce its Scope 3 emissions (includes all relevant scope 3 carbon emission categories as outlined in the greenhouse gas protocol (GHG), the industry standard across the value chain) by 42% from source to sale by 2030 (versus its 2020 baseline). Initiatives in the first half included the agreement with Ameresco Solar Energy covering our manufacturing facility in Oak Hill, NY, providing electricity from a dedicated offsite solar park.

Haleon continues to develop solutions for all product packaging to be recyclable or reusable by 2030, and to reduce use of virgin petroleum based plastic by 1/3 by 2030. Examples in the first half included lightweight recycled plastic and plastic free packaging with Dr.BEST and Aquafresh toothbrushes in Europe.

Opportunity to make a difference with Health inclusivity
We continue to believe that Haleon has a compelling opportunity to make a meaningful difference to helping improve health inclusivity. Initiatives in the first half with our brands promoting inclusivity, included the Theraflu Rest and Recover initiative in North America and mobility initiatives with Caltrate in Asia Pacific to engage adults in China on bone health.

Internally, Haleon launched a leading parental leave policy for employees, entitling all employees, regardless of gender or sexuality, to 26 weeks fully paid parental leave effective 1 January 2023.

Building robust corporate governance
Haleon continues to build best practice corporate governance, in line with the requirements of a dual LSE premium listed and NYSE listed company. Board-level governance and committees have been established to ensure alignment with all requirements of the UK Corporate Governance Code. The Group’s internal and external operational governance links in directly to the Board-level governance, enabling rapid escalation and visibility.

Operational review

Revenue by product category for the six months ended 30 June 2022:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1
Oral Health	1,438	1,360	5.7%	5.4%	5.1%
VMS	816	702	16.2%	11.9%	11.9%
Pain Relief	1,248	1,093	14.2%	11.8%	11.7%
Respiratory Health	683	455	50.1%	46.7%	46.7%
Digestive Health and Other	1,003	965	3.9%	0.3%	3.5%
Group revenue	5,188	4,575	13.4%	10.9%	11.6%

1. Definitions and calculations of non-IFRS measures can be found on pages 38 to 45.

Oral Health

●
Sensodyne delivered mid-single digit revenue growth reflecting underlying brand strength, continued innovation and strong growth across key markets particularly Asia Pacific. This more than offset the negative impact of the COVID-19 lockdown in China in Q2.
●
Parodontax saw high-single digit revenue growth across all regions.
●
Denture care revenue was mid-single digit as a result of strong growth in EMEA and LatAm driven by demand returning following the decline seen during the pandemic.

VMS

●
Centrum revenue up mid-teens percent reflecting good growth across all regions, and up double digit in North America and Asia Pacific. Centrum and Emergen-C benefitted from increased capacity in North America.
●
Caltrate increased high-single digit given growth in China.

Pain Relief

●
Panadol revenue up mid twenties percent reflecting a successful post COVID-19 vaccination campaign and activation to meet increased demand during the Omicron wave.
●
Advil growth in the low twenties percent benefitting from increased demand and retail stocking patterns in the US.
●
Low single digit growth from Voltaren primarily driven by growth in China and the US, which was partly offset by a decline in Germany.

Respiratory Health

●
A strong cold and flu season, well ahead of the historically low season in 2021 was supported by the COVID-19 Omicron wave underpinning results across all regions. This added 4% to group revenue growth in the first half.
●
In the US and Europe, the cold and flu season was around 20% ahead of 2019 levels. As a result of the rebound, Theraflu revenue more than doubled and Otrivin was up just under 50%.

Digestive Health and Other

●
Digestive Health which is around half of this reported product category saw growth in Tums and Eno, Smokers health revenues declined slightly and skin health brands were up on last year.

Geographical segment performance

Revenue by geographical segment for the six months ended 30 June:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency1	Organic1	Price1	Vol/Mix1
North America	1,873	1,595	17.4%	10.0%	10.4%	2.1%	8.3%
EMEA and LatAm	2,069	1,903	8.7%	10.6%	12.1%	5.5%	6.6%
APAC	1,246	1,077	15.7%	13.0%	12.3%	3.1%	9.2%
Group	5,188	4,575	13.4%	10.9%	11.6%	3.7%	7.9%

1. Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 38 to 45.

Adjusted operating profit by geographical segment for the six months ended 30 June:

	Adjusted operating profit (£m)		YoY change	YoY constant currency
	2022	2021	2022	2022
North America	454	316	43.7%	29.0%
EMEA and LatAm	467	458	2.0%	6.2%
APAC	300	244	23.0%	18.7%
Corporate and other unallocated	(30)	(35)	(14.3)%	40.0%
Group1	1,191	983	21.2%	15.5%
Reconciling items between adjusted operating profit and operating profit2	(291)	(246)	18.3%	16.6%
Group operating profit	900	737	22.1%	15.1%

1. Definitions and calculations of non-IFRS measures can be found on pages 38 to 45.
2. Reconciling items for these purposes are the Adjusting Items, which are defined under “Use of Non-IFRS Measures”. A reconciliation between Operating profit and Adjusted operating profit is included under “Use of Non-IFRS Measures”.

Adjusted operating profit margin by geographical segment for the six months ended 30 June:

	Adjusted operating profit margin (%)		YoY change	YoY constant currency
	2022	2021	2022	2022
North America	24.2%	19.8%	4.4%	3.5%
EMEA and LatAm	22.6%	24.1%	(1.5)%	(0.9)%
APAC	24.1%	22.7%	1.4%	1.1%
Group1	23.0%	21.5%	1.5%	0.9%

1. Definitions and calculations of non-IFRS measures can be found on pages 38 to 45.
2.Reconciling items for these purposes are the Adjusting Items, which are defined under “Use of Non-IFRS Measures”. A reconciliation between Operating profit and Adjusted operating profit is included under “Use of Non-IFRS Measures”.

North America

●
Organic revenue growth in North America was +10.4%, with 2.1% price and 8.3% volume/mix.
●
Oral Health – revenue up low single digit, with Sensodyne up low single digit impacted by change in retailer inventory levels and disproportionately impacted by the cutover in Q2. Good growth in Parodontax.
●
VMS – revenue up mid teens percent given strong Centrum and Emergen-C growth supported by increased capacity.
●
Pain Relief – double digit revenue growth driven by Advil given increased demand during the Omicron wave and retail stocking patterns.
●
Respiratory Health – revenue up over 50% helped by the sustained rebound in cold and flu season well ahead of 2019 levels, including some benefit from new COVID-19 variants with similar symptoms, and successful market activation.
●
Digestive Health and Other – revenue flat with strong growth in Chapstick offset by weakness in Smokers Health.
●
Adjusted operating margin increased 440bps to 24.2%, and by 350bps at constant exchange rates. Margin expansion was due to strong operating leverage as well as benefits from productivity improvements, portfolio optimisation and strong cost management partially offset by commodity and freight headwinds. The prior year reflected favourable comparatives following site investments and one-time manufacturing write-offs.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●
Organic revenue growth in EMEA and LatAm was 12.1%, with 5.5% price and 6.6% volume/mix.
●
Oral Health – mid single digit revenue growth due to strong Parodontax growth, robust recovery in Denture Care and continued Sensodyne growth.
●
VMS – revenue increased double digit driven by high single digit growth in Centrum and double digit growth in local strategic brands.
●
Pain Relief – mid single digit revenue growth largely reflecting double digit Panadol growth.
●
Respiratory Health – revenue up over 50% due to a strong cold and flu season significantly ahead of 2019 levels.
●
Digestive Health and Other – revenue up double digit with good results in all categories.
●
Particularly strong double digit revenue growth in Latin America and Middle East & Africa underpinned H1 revenue. Additionally, Europe saw high single digit revenue growth in Northern Europe with strong double digit growth in Southern and Central and Eastern Europe, which was partly offset by challenging performance in Germany.
●
Adjusted operating margin declined by 150bps or 90bps at constant exchange rates largely driven by reduced sales from Russia / Ukraine as well as the one-time adverse impact of stock and receivable write-downs. Higher commodity and freight costs, and increased investment in A&P was offset by positive operating leverage, particularly from pricing, and efficiencies across the business.

Asia-Pacific

●
Organic revenue growth in Asia-Pacific was 12.3%, with 3.1% price and 9.2% volume/mix. This included a one-off benefit of c.2% related to separation from changes in distribution in Vietnam.
●
Oral Health – high single digit revenue growth in Oral Health reflected strong growth in India, partly offset by some weakness in China from COVID-19 related lockdowns.
●
VMS – low double digit revenue growth supported by successful immunity campaigns in China by Centrum and Caltrate, and Centrum in Taiwan. Innovations around gender based vitamins and probiotics contributed to growth.
●
Pain Relief – revenue growth in the mid twenties percent benefitting from successful Panadol activation and execution in markets including Australia, New Zealand, Malaysia and Taiwan relating to Omicron COVID-19 wave and a successful campaign around the COVID-19 vaccination.
●
Respiratory Health – rebound in cold and flu season resulted in revenue up high twenties percent.
●
Digestive Health and Other – revenue slightly down due to weakness in skin health brands.
●
Performance in South-East Asia, Taiwan and India was particularly strong during the first half and revenue up double digit. Revenue in China increased mid single digit for the first half despite a slowdown in the second quarter due to COVID-19 related lockdowns.
●
Adjusted operating margin increased 140bps or 110bps at constant exchange rates to 24.1% driven by strong operating leverage combined with efficiencies, which were partly offset by higher A&P investment and higher commodity and freight related costs.

Summary of financial performance

Income statement summary

	2022	2021	%
	£m	£m	change
Total revenue	5,188	4,575	13.4
Gross profit	3,211	2,814	14.1
Adjusted gross profit1	3,258	2,860	13.9
Operating profit	900	737	22.1
Adjusted operating profit1	1,191	983	21.2
Profit before tax	864	736	17.4
Adjusted profit before tax1	1,155	982	17.6
Profit after tax attributed to shareholders of the Group	517	491	5.3
Adjusted profit after tax attributed to shareholders of the Group1	883	729	21.1
Earnings per ordinary share2
Basic (p)	5.6	5.3	5.7
Adjusted1 (p)	9.6	7.9	21.5

1. Definitions and calculations of non-IFRS measures can be found on pages 38 to 45.
2. Basic earnings per share for all periods presented have been adjusted retrospectively as required by IAS 33 “Earnings per share” due to the increase in the number of ordinary shares outstanding as a result of the Demerger activities that took place in July 2022. Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the Company’s weighted average number of shares in issue, with 9,234,573,831 shares outstanding as at the date of the report. There are no dilutive equity instruments for the periods presented.

Revenue

Revenue increased 13.4% at reported exchange rates and by 11.6% organically to £5,188m (H1 2021: £4,575m). Favourable foreign exchange added £112m to total revenue, mainly due to strengthening of the US Dollar against Sterling.

Gross profit

Reported gross profit increased by 14.1% to £3,211m (H1 2021: £2,814m) with gross margin was up 40bps at 61.9%. Similarly, Adjusted gross profit increased by 13.9% with Adjusted gross margin of 62.8% (H1 2021: 62.5%).

Positive movements in Adjusted gross profit margin were largely driven by pricing, favourable mix, Pfizer synergies and ongoing supply chain and manufacturing efficiency benefits. This was partly offset by higher commodity related costs and freight cost inflation.

Operating profit

Operating profit and operating profit margin increased by 22.1% to £900m (H1 2021: £737m) and by 120bps respectively to 17.3% (H1 2021: 16.1%). Adjusted operating profit increased by 21.2% to £1,191m (H1 2021: £983m) and Adjusted operating profit margin increased by 150bps or by 90bps at constant exchange rates to 23.0%.

Adjusting items within operating profit totalled £291m in H1 2022 (H1 2021: £246m), representing £20m (H1 2021: £77m) of costs related to restructuring activities associated with the Pfizer JV Transaction at a reduced level as we come to the end of the programme, Separation and Admission costs of £229m (H1 2021: £105m) as expected given the peak of work to execute separation will occur during 2022. Net Intangibles Amortisation and Impairment of £40m (H1 2021: £21m) and Disposals and others of £2m (H1 2021: £43m).

Adjusted operating profit and margin were driven by operating leverage as a result of the strong revenue growth, including healthy balance of volume and price/mix, combined with Pfizer synergies partly offset by higher commodity related costs and freight cost inflation, incremental costs of operating as a standalone company, and increased investment in A&P and R&D.

During the first half, A&P spend increased 6% at CER to represent 19.4% of revenue (H1 2021: 20.3%). A&P growth was behind revenue growth primarily due to scale benefits, a stronger than expected rebound across Respiratory Health and phasing of spend. Adjusted R&D expenditure totalled £137m, up 23.4% (H1 2021: £111m) and included the transfer of additional activities to the R&D functions following the implementation of a new operating model in Q4 FY21.

Net finance costs

Net finance costs increased to £36m, reflecting interest of £79 million related to the issuance of £9.2bn in notes in March 2022 offset partly by interest income of £43 million mainly related to the on-lend of funds to GSK Group and the Pfizer Group before the demerger.

Tax charge

The tax charge of £320m (H1 2021: £216m) represented an effective tax rate on IFRS results of 37% (H1 2021: 29%). The charge of £320m included a tax charge on adjusting items totalling £75m. Included within this was a non-cash tax charge of £104m that related to the revaluation of US deferred tax liabilities given the increase in the blended rate of US state taxes expected to apply as a result of the demerger. The tax charge on an Adjusted basis was £245m (H1 2021: £224m) and the effective tax rate on an Adjusted results basis was 21% (H1 2021: 23%).

Free cash flow

Net cash from operating activities totalled £680m in H1 2022 (H1 2021: £234m), which included a net cash outflow of £224m related to separation, restructuring and disposals. Free cash flow during H1 2022 was £553m, a £364m increase versus H1 2021. The increase in free cash flow benefitted from strong H1 2022 operating results, the phasing of tax payments due to repayments from prior years, continued working capital management with improved payables offset by higher receivables from strong revenue growth, as well as disciplined capital spend management. These increases were offset partially by annual distributions to non-controlling interests of £47 million that were made H1 2022 versus H2 2021, and lower proceeds from sale of intangible assets in H1 2022 vs 2021.

	Six months to 30 June
	2022	2021
	£m	£m
Net cash inflow from operating activities	680	234
Less: Net capital expenditure	(88)	(45)
Less: Distributions to non-controlling interests	(47)	-
Less: Interest paid	(4)	(9)
Add: Interest received	12	9
Free cash flow	553	189

Net capital expenditure

Net capital expenditure of £88m (H1 2021: £45m) included £92m (H1 2021: £124m) related to the purchase of PP&E and software offset partially by proceeds from the sale and disposal of PP&E and intangible assets of £4m (H1: 2021: £79m).

Net debt

At 30 June 2022, the Group’s net debt was £8,836m, which mainly includes the amounts raised as part of the pre-funding commitment for the demerger. Net debt is calculated as follows:

	As at 30 June 2022	As at 31 December 2021
	£m	£m
Cash and cash equivalents and liquid investments	1,334	414
Short-term borrowings	(332)	(79)
Long-term borrowings	(9,918)	(87)
Derivative financial assets	146	17
Derivative financial liabilities	(66)	(19)
Net Debt	(8,836)	246

On 13 July 2022, the Group drew down £1,493m under a 3-year term loan to complete the financing required for payment of the separation dividends resulting in net debt at separation of £10,707m.

As of 1 September 2022, the Group’s long-term and short-term credit ratings remain unchanged (Moody’s: Baa1/P-2 S&P: BBB/A-2)

Sources of liquidity

As at 18 July 2022, the completion date of the demerger, Haleon had total liquidity of £2.9bn comprising £2.2bn ($1.4bn and £1.0bn) of bank facilities and £716m of cash and cash equivalents. The $1.4bn and £1.0bn Revolving Credit facilities are undrawn. Subsequent to the demerger, Haleon launched a $10bn US commercial paper programme and a £2bn Euro commercial paper programme.

Post Balance Sheet Events

For information and further details about the demerger activities that took place after 30 June 2022, see Note 15 of the Notes to condensed consolidated financial statements.

Principal risks

The risks and uncertainties affecting the Group include, but are not limited to, those discussed under “Risk Factors” on pages 17 to 45 of Haleon’s prospectus and under “Risk Factors” in Haleon’s Registration Statement on Form 20-F. A summary of the 2022 principal risks areas are set out below and the nature and impact of which remain essentially unchanged since the date of the prospectus filing. These are not listed in order of significance and are not the only ones facing the Group.

Competition: The Group operates in a highly competitive market and failure to successfully compete with competitors could have a material adverse effect on the Group’s business.

Ability to identify and offer products at attractive prices that appeal to consumer tastes and preferences: The Group’s success depends on its ability to anticipate and respond to changes in consumer preferences and a failure to adapt its strategy appropriately may have a material adverse effect on the Group’s business and/or financial condition.

Supply continuity: The Group’s business results are impacted by the Group’s ability to manage disruptions in the Group’s global supply chain.

Distribution: Increasing dependence on key retail customers, changes in the policies of the Group’s retail customers, the emergence of alternative retail channels and the rapidly changing retail landscape may materially and adversely affect the Group’s business.

Innovation: The Group may not be able to develop and commercialise new products effectively, which may materially and adversely affect the results of the Group’s operations and financial condition.

Personnel attraction and retention: Failure to retain key personnel or attract new personnel could have a material adverse effect on the Group’s business.

Reputation: Damage to the Group’s reputation could have a material adverse effect on the Group’s business.

Climate Change and Sustainability: Failure to respond effectively to the challenges raised by climate change and other sustainability matters may have a material adverse impact on the Group’s business and results of operations.

Pandemics, Epidemics or similar health concerns: A pandemic, epidemic or similar widespread health concern could have, and COVID-19 has had and will continue to have, a variety of impacts on the Group’s business, results of operations, cash flows and financial condition.

Intellectual Property rights: The Group may not be successful in obtaining, maintaining and enforcing sufficient intellectual property rights to protect its business, or in avoiding claims that the Group infringes on the intellectual property rights of others.
Product recalls: The Group may incur liabilities or be forced to recall products as a result of real or perceived product quality or other product-related issues.

Cyber-security: Although the Group has a board array of information security measures in place, the Group’s IT systems have been, and will continue to be, subject to computer viruses or other malicious codes, unauthorised access attempts, phishing and other cyber-attacks.

Legal and regulatory landscape: The Group’s business is subject to legal and regulatory risks in all the markets in which it operates, which may have a material adverse impact on the Group’s business operations and financial condition.

Ingredient regulation: The Group faces risks relating to the regulation and perception of the ingredients it uses in its products, which could materially and adversely impact the Group’s business, prospects, financial condition and results of operations.

Litigation, disputes and regulatory investigations: Litigation, disputes and regulatory investigations may materially and adversely affect the Group’s business, financial condition, results of operations and prospects.

Separation benefits: There can be no guarantee that the anticipated benefits of the separation will be realised in full or in part, or as to the timing when any such benefits may be realised.

Macroeconomic factors: The Group’s business is subject to market fluctuations and general economic conditions, including inflationary pressures, each of which may materially and adversely affect the Group’s business, financial condition, results of operations and prospects. Uncertainty, fluctuations or negative trends in the international economic climate have had and could continue to have a material adverse effect on the Group’s business and profitability.

Related party transactions

Related party transactions are disclosed in note 13 to the condensed set of financial statements. There have been no changes to the related parties of the Group for the six-months period ended 30 June 2022. Upon the completion of the demerger on 18 July 2022, the GSK Group ceased to be a related party of the Group under IFRS.

Going Concern

The Directors have considered the Group’s financial plan, in particular with reference to the period through September 2023 and taken into account debt maturities, treasury risk management policies, exposures to market and credit risk and hedging activities and the principal risks and uncertainties faced by the Group. For purposes of the going concern assessment, the Directors make estimates of likely future cash flows which take into account recent performance, external forecasts, committed debt facilities and management’s knowledge and expertise of the cashflow drivers.

Considering the above, the Group’s diversified geographic presence, product offering and consumer profile, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the Group’s condensed consolidated financial statements.

Responsibility Statement

The Board of Directors approved this Half-yearly Financial Report on 19 September 2022.

The Directors confirm that to the best of their knowledge:

a)
the condensed set of financial statements on pages 20 to 37 has been prepared in accordance with UK-adopted IAS 34 ‘Interim Financial Reporting’;

b)
the interim management report on pages 1 to 16 includes a fair review of the information required by regulations 4.2.7 and 4.2.8 of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

The Directors of Haleon plc are listed on pages 266 to 268 of Haleon’s prospectus and page 199 of the 20-F dated 1 June 2022. A list of current Directors is maintained on the Haleon plc website: https://www.haleon.com/who-we-are/board-of-directors/

By order of the Board

Brian McNamara	Tobias Hestler
Chief Executive Officer	Chief Financial Officer
19 September 2022

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)
		2022	2021
	Notes	£m	£m

Revenue	2	5,188	4,575
Cost of sales		(1,977)	(1,761)
Gross profit		3,211	2,814

Selling, general and administration		(2,179)	(1,978)
Research and development		(136)	(109)
Other operating income		4	10
Operating profit	2	900	737

Finance income		43	9
Finance expense		(79)	(10)
Net finance costs	2	(36)	(1)

Profit before tax	2	864	736

Income tax	5	(320)	(216)

Profit after tax for the period		544	520
Profit for the period attributable to:
Shareholders of the Group		517	491
Non-controlling interests		27	29
Basic earnings per share (pence)	10	5.6	5.3
Diluted earnings per share (pence)	10	5.6	5.3

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)
	2022	2021
	£m	£m
Profit after tax for the period	544	520
Other comprehensive income/(expenses) for the period
Items that may be subsequently reclassified to income statement:
Exchange movements on overseas net assets and net investment hedges	690	(272)
Fair value movements on cash flow hedges	197	-
Tax on fair value movements on cash flow hedges	(48)	-
Reclassification of cash flow hedges to income statement	(6)	-
	833	(272)
Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	-
Remeasurement gains/(losses) on defined benefit plans	138	(5)
Deferred tax on actuarial movements in defined benefit plans	(31)	-
	106	(5)
Other comprehensive income/(expenses), net of tax for the period	939	(277)
Total comprehensive income, net of tax for the period	1,483	243
Total comprehensive income for the period attributable to:
Shareholders of the Group	1,457	214
Non-controlling interests	26	29

CONDENSED CONSOLIDATED BALANCE SHEET AS AT (unaudited)
		30 June 2022	31 December 2021
	Notes	£m	£m
Non-current assets
Property, plant and equipment		1,659	1,563
Right of use assets		113	99
Intangible assets		28,543	27,195
Deferred tax assets		203	312
Post-employment benefit assets		29	11
Derivative financial instruments	8	14	12
Other non-current assets		45	8
Total non-current assets		30,606	29,200
Current assets
Inventories		1,149	951
Trade and other receivables		2,408	2,207
Loan amounts owing from related parties	13	9,211	1,508
Cash and cash equivalents and liquid investments		1,334	414
Assets held for sale		6	-
Derivative financial instruments	8	132	5
Current tax recoverable		159	166
Total current assets		14,399	5,251
Total assets		45,005	34,451
Current liabilities
Short-term borrowings	11	(332)	(79)
Trade and other payables		(3,546)	(3,002)
Loan amounts owing to related parties	13	(3)	(825)
Derivative financial instruments	8	(11)	(18)
Current tax payable		(236)	(202)
Short-term provisions		(71)	(112)
Total current liabilities		(4,199)	(4,238)
Non-current liabilities
Long-term borrowings	11	(9,918)	(87)
Deferred tax liabilities		(3,655)	(3,357)
Post-employment benefit obligations		(142)	(253)
Derivative financial instruments	8	(55)	(1)
Other provisions		(31)	(27)
Other non-current liabilities		(6)	(8)
Total non-current liabilities		(13,807)	(3,733)
Total liabilities		(18,006)	(7,971)
Net assets		26,999	26,480
Equity
Share capital	12	1	1
Share premium	12	70	-
Other reserves	12	(11,553)	(11,632)
Retained earnings		38,377	37,986
Shareholders’ equity		26,895	26,355
Non-controlling interests		104	125
Total equity		26,999	26,480

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

		Share capital	Share premium	Other reserves	Retained earnings	Shareholders’ equity	Non-controlling interests	Total equity
	Note	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022		1	-	(11,632)	37,986	26,355	125	26,480
Profit after tax		-	-	-	517	517	27	544
Other comprehensive income/(expenses)		-	-	143	797	940	(1)	939
Total comprehensive income		-	-	143	1,314	1,457	26	1,483
Distributions to non-controlling interests		-	-	-	-	-	(47)	(47)
Dividends to equity shareholders	6	-	-	-	(873)	(873)	-	(873)
Issue of share capital	12	21,758	-	-	-	21,758	-	21,758
Capital reduction	12	(21,758)	-	-	-	(21,758)	-	(21,758)
Transactions with equity shareholder	12	-	70	(64)	(56)	(50)	-	(50)
Other		-	-	-	6	6	-	6
At 30 June 2022		1	70	(11,553)	38,377	26,895	104	26,999
At 1 January 2021		1	-	(11,652)	37,763	26,112	111	26,223
Profit after tax		-	-	-	491	491	29	520
Other comprehensive expenses		-	-	-	(277)	(277)	-	(277)
Total comprehensive income		-	-	-	214	214	29	243
Transactions with equity shareholder	12	-	-	(2)	-	(2)	-	(2)
Dividends to equity shareholders	6	-	-	-	(621)	(621)	-	(621)
At 30 June 2021		1	-	(11,654)	37,356	25,703	140	25,843

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE (unaudited)

		2022	2021
	Note	£m	£m
Cash flow from operating activities
Profit after tax		544	520
Adjustments reconciling profit after tax to cash generated from operations	7	274	(134)
Cash generated from operations	7	818	386
Taxation paid		(138)	(152)
Net cash inflow from operating activities		680	234

Cash flow from investing activities
Purchase of property, plant and equipment		(78)	(89)
Proceeds from sale of property, plant and equipment		1	7
Purchase of intangible assets		(14)	(35)
Proceeds from sale of intangible assets		3	72
Loans to related parties	13	(9,211)	-
Decrease in amounts invested with GSK finance companies	13	700	499
Interest received		12	9
Net cash (outflow)/inflow from investing activities		(8,587)	463

Cash flow from financing activities
Repayment of lease liabilities		(17)	(19)
Interest paid		(4)	(9)
Dividends paid to shareholders	6	(873)	(621)
Distributions to non-controlling interests		(47)	-
Net contribution from parent		18	-
Repayment of short-term borrowings		(11)	-
Proceeds from long-term borrowings	11	9,241	1
Other financing cash flows1		239	(68)
Net cash inflow/(outflow) from financing activities		8,546	(716)

Increase/(decrease) in cash and cash equivalents and bank overdrafts		639	(19)

Cash and cash equivalents and bank overdrafts at beginning of year		405	323
Exchange adjustments		22	(9)
Increase/(decrease) in cash and cash equivalents and bank overdrafts		639	(19)
Cash and cash equivalents and bank overdrafts at end of period		1,066	295
Cash and cash equivalents and bank overdrafts at the end of period comprise:
Cash and cash equivalents2		1,333	298
Overdrafts		(267)	(3)
Cash and cash equivalents and bank overdrafts at end of period		1,066	295

1 Other financial cash flows for the period ended 30 June 2022 include settlement of cash flow hedge of £206m.
2 Cash and cash equivalents of £1,333m as at 30 June 2022 is presented within “Cash and equivalents and liquid investments” in the Condensed consolidated balance sheet, which comprised of both cash and cash equivalents and liquid investments of £1m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2022 (unaudited)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (“CHHL2”) and its subsidiary undertakings (collectively, “the Group”, “the Haleon business”) was owned by GSK plc (“the GSK Group”) and the Pfizer Inc. (“the Pfizer Group”) for the period ended 30 June 2022. In July 2022, Haleon plc (“the Company”) became the ultimate holding company of the Group through a series of share-for-share exchanges with the former shareholders (the GSK Group and the Pfizer Group) to acquire the Group (“the Demerger activities”). The Demerger activities fall outside the scope of IFRS 3 “Business Combinations” and the Company has accounted for these transactions by adopting the principles of predecessor accounting which reflects the economic substance of the Demerger activities and means that, the future consolidated financial statements will be prepared as if the Group had been in existence throughout the periods presented.

Refer to Note 15, ‘Post Balance Sheet Events’ for the details of the Demerger activities that took place in July 2022. The Earnings per Share calculation as disclosed in Note 10 ‘Earnings per Share’ has been retrospectively adjusted for all periods using the weighted average number of outstanding shares issued by the Company as at the date of the report as per the requirements in IAS 33 “Earnings per Share”.

The condensed consolidated financial statements (‘interim financial statements’) of the Group for the six months to 30 June 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”), as adopted by the United Kingdom. These condensed consolidated financial statements, which are unaudited, do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s Historical Financial Information (‘HFI’) as at and for the year ended 31 December 2021 included in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022, which is available on the Company’s website. The annual financial statements of the Group for the year ended 31 December 2022 will be prepared in accordance with the International Financial Reporting Standards as adopted by the United Kingdom (“UK IFRS”) and in compliance with the International Financial Reporting Standards as issued by the IASB (“IASB IFRS”).

The comparative information for the year ended 31 December 2021 does not constitute statutory accounts of CHHL2 as defined in section 434 of the Companies Act 2006. A copy of the company only statutory accounts of CHHL2 for that year has been delivered to the Registrar of Companies. The auditor’s report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The condensed consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the publication of the 2021 HFI report in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022.

All accounting policies for recognition, measurement, consolidation and presentation are as outlined in the 2021 HFI report in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022 and these accounting policies are applied consistently in preparation of the condensed consolidated financial statements. The condensed financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments, and are presented in pounds sterling, the presentation currency of the Group.

Going concern
The interim condensed consolidated financial statements have been prepared on a going concern basis.

Judgements and estimates
The preparation of the condensed consolidated financial statements requires management to make judgements about when or how items should be recognised in the consolidated financial statements and estimates and assumptions that affect the amounts of assets and liabilities, income and expenses reported in the consolidated financial statements. Actual amounts and results could differ from these estimates. The critical areas of accounting estimates and judgement are the same as those disclosed in the 2021 HFI report in the Prospectus and the Group’s Registration Statement on Form 20-F dated 1 June 2022.

2 REVENUE AND SEGMENT INFORMATION

Analysis of revenue by geography is included below, the composition of these geographical segments is reviewed on an annual basis.

For management reporting purposes, the Group is organised into business units based on geographical areas and has three reportable segments, as follows:

-
North America
-
Europe, Middle East, Africa and Latin America (EMEA and LatAm)
-
Asia Pacific (APAC)

No operating segments have been aggregated to form the above reportable operating segments.

The primary products sold by each of the reportable segments consist of Oral Health, Vitamin, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other products and the product portfolio is consistent across the reportable segments.

The Commercial Operations Board is the Chief Operating Decision Maker ("CODM") who monitors the operating results of the Group’s business units separately for the purpose of making decisions about resource allocation and performance assessment. The CODM uses a measure of Adjusted operating profit to assess the performance of the reportable segments. The CODM does not review IFRS operating profit or total assets and liabilities on a segment basis.

	2022	2021
Segmental information	£m	£m
Revenue
North America	1,873	1,595
EMEA and LatAm	2,069	1,903
APAC	1,246	1,077
	5,188	4,575
Adjusted operating profit
North America	454	316
EMEA and LatAm	467	458
APAC	300	244
Corporate and other unallocated	(30)	(35)
	1,191	983
Reconciling items between Adjusted operating profit and operating profit1:
Net amortisation and impairment of intangible assets	(40)	(21)
Restructuring costs	(20)	(77)
Transaction related costs	-	-
Separation and admission costs	(229)	(105)
Disposals and others	(2)	(43)
Group operating profit	900	737
Net finance costs	(36)	(1)
Profit before taxation	864	736

1. The details of the reconciling items between Adjusted operating profit and operating profit are included under “Use of Non-IFRS Measures” on pages 38 to 45.

	2022	2021
Revenue by product category	£m	£m
Oral health	1,438	1,360
Vitamins, minerals and supplements (VMS)	816	702
Pain relief	1,248	1,093
Respiratory health	683	455
Digestive health and other	1,003	965
Total revenue	5,188	4,575

3 IMPAIRMENT REVIEW

During the period ended 30 June 2022, Robitussin was still recovering from a lower cold & flu incidence resulting from the COVID-19 social distancing measures, and Preparation H was affected by supply constraints. The Group has performed a sensitivity analysis based on changes in key assumptions considered to be reasonably possible by management leaving all other assumptions unchanged. Sensitivity analysis for the period ended 30 June 2022 has identified these two brands as being sensitive to reasonably possible changes in key assumptions. In order for the recoverable amount to be equal to the carrying values of Robitussin and Preparation H, either the discount rate would have to be increased by 0.7% and 0.2% (31 December 2021: increased by 0.5% and 0.1%), or the operating margin decreased by 5.3% and 3.0% (31 December 2021: decreased by 4.1% and 1.5%), or the long term growth rate decreased by 1.0% and 0.3% (31 December 2021: decreased by 0.7% and 0.2%) respectively. The Group considers that changes in key assumptions of this magnitude are reasonably possible in the current environment.

Other than as disclosed above, the directors do not consider that any reasonably possible changes in the key assumptions would cause the fair value less costs of disposal of the individually significant brands to fall below their carrying values.

4 EXCHANGE RATES

The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were disclosed in the table below.

	Six months ended 30 June
	2022	2021

Average rates:
US$/£	1.30	1.39
Euro/£	1.19	1.15
Swiss Franc/£	1.22	1.26
CNY/£	8.38	8.96

	As at 30 June 2022	As at 31 December 2021
Period-end rates:
US$/£	1.21	1.35
Euro/£	1.16	1.19
Swiss Franc/£	1.16	1.23
CNY/£	8.11	8.56

5 TAX

For the six months ended 30 June 2022, the income tax expense has been determined based on management’s best estimate of the effective tax rate applicable for the full year. This is then applied to the pre-tax profit of the interim period, with the tax due on adjusting items considered on an item by item basis.

6 DIVIDENDS

During the periods ended 30 June 2022 and 2021, the Group declared and paid a series of dividends to GSK and Pfizer under the Company’s Shareholders Agreement valid at that time. These dividends included the following:

●
On 30 March 2022, £421 per share for a total amount of £421m.
●
On 29 June 2022 £452 per share for a total amount of £452m.
●
On 30 June 2021, £621 per share for a total amount of £621m.

No further dividends were declared or paid.

Prior to the demerger, the Group declared and paid dividends of £11,057m in July 2022. Further information about these dividends are provided in Note 15 ‘Post balance sheet events’.

7 ADJUSTMENTS RECONCILING PROFIT AFTER TAX TO OPERATING CASH FLOW

	Six months ended 30 June
	2022	2021
	£m	£m
Profit after tax	544	520
Taxation charge	320	216
Net finance costs	36	1
Depreciation of property, plant and equipment and rights of use assets	82	84
Amortisation of intangible assets	50	36
Impairment and assets written off, net of reversals	23	7
Profit on sale of intangible assets	(3)	(6)
Profit on sale of businesses	-	(4)
Other non-cash movements	6	(9)
Decrease in other non-current financial liabilities	-	1
Decrease in pension and other provisions	(44)	(36)
Changes in working capital:
Increase in inventories	(153)	(82)
Increase in trade receivables	(92)	(9)
Increase/(decrease) in trade payables	144	(143)
Net change in other receivables and payables	(95)	(190)
	274	(134)
Cash generated from operations	818	386

8. FINANCIAL INSTRUMENTS AND RELATED DISCLOSURES

Financial assets and liabilities held at fair value are categorised by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3.

As at 30 June 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	-	144	-	144
Cash and cash equivalents (money market funds)	424	-	-	424
Financial assets at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	-	2	-	2
	424	146	-	570
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(11)	-	(11)
Financial liabilities at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	-	(55)	-	(55)
	-	(66)	-	(66)

As at 31 December 2021	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	-	5	-	5
Cash and cash equivalents (money market funds)	3	-	-	3
Financial assets at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	-	12	-	12
	3	17	-	20
Financial liabilities at fair value
Financial liabilities at fair value through profit or loss:
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(18)	-	(18)
Financial liabilities at fair value through other comprehensive income:
Derivatives designated and effective as hedging instruments	-	(1)	-	(1)
	-	(19)	-	(19)

There are no material differences between the carrying value of the Group’s financial assets and liabilities and their estimated fair values, with the exceptions of bonds, for which the carrying values and fair values are set out in the table below:

	As at 30 June 2022		As at 31 December 2021
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds	(9,819)	(9,341)	-	-

The following methods and assumptions were used to estimate the fair values of significant financial instruments on the balance sheet:

-
Cash and cash equivalents carried at amortised costs, Liquid investments, Trade and other receivables and certain other non-current assets, Loan amounts owing from/(to) related parties, Trade and other payables and certain other non-current liabilities – approximates to the carrying amount
-
Interest rate swaps and foreign exchange forward contracts - based on present value of contractual cash flows using market sourced data (exchange rates or interest rates) at the balance sheet date
-
Short-term loans and overdrafts - approximates to the carrying amount because of the short maturity of these instruments
-
Long-term loans – based on quoted market price (a level 2 fair value measurement) for European and US Medium Term Notes

9 RESTRUCTURING, SEPARATION AND ADMISSION COST

Restructuring
Restructuring costs mainly include personnel costs, impairments of tangible assets and computer software relating to restructuring programmes. The Group’s restructuring costs in HY 2022 totalled £20m (HY 2021: £77m) and were primarily related to activities to generate synergies from the continued integration of the Pfizer Group’s Consumer Healthcare business into the Group’s business.

Separation and admission cost
Separation and admission costs include costs incurred in relation to and in connection with the separation and listing of the Group as a standalone business and mainly include: costs for disentangling systems and processes previously shared with the GSK Group, costs for separating the corporate functions from the GSK Group, costs in relation to the preparation and audit of public documents required for the admission of the Company for trading on the London Stock Exchange and New York Stock Exchange and sponsor fees. Separation and admission costs totalled £229m in H1 2022 (H1 2021: £105m)

10 EARNINGS PER SHARE

	Six months ended 30 June
	2022	2021
	Pence	Pence
Basic earnings per share	5.6	5.3
Diluted earnings per share	5.6	5.3

Basic earnings per share for all periods presented have been adjusted retrospectively as required by IAS 33 “Earnings per share” to reflect the share structure of the Company due to the increase in the number of ordinary shares outstanding as a result of the Demerger activities that took place in July 2022. Basic earnings per share has been calculated by dividing the profit attributable to shareholders by the Company’s weighted average number of shares in issue, with 9,234,573,831 shares outstanding as at the date of the report. Diluted earnings per share has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares. However, there are no dilutive equity instruments.

As a part of the Demerger activities, the Company issued 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc. These non-voting preference shares are not dilutive in nature.

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

	Six months ended 30 June
	2022	2021
Weighted average number of shares in issue	millions	millions
Basic	9,235	9,235
Dilution for share options and awards	-	-
Diluted	9,235	9,235

The basic and adjusted earnings per share calculated under the share structure of CHHL2 as at 30 June 2022, with weighted average of one million shares in issue for both basic and dilutive shares are included below:

	Six months ended 30 June
	2022	2021
	Pence	Pence
Basic earnings per share	51,700	49,100
Diluted earnings per share	51,700	49,100

11 BORROWINGS

	As at 30 June 2022	As at 31 December 2021
	£m	£m
Short-term borrowings
Loan and overdrafts	(300)	(49)
Lease liabilities	(32)	(30)
Total short-term borrowings	(332)	(79)
Long-term borrowings
Lease liabilities	(99)	(87)
£300,000,000 2.875 per cent. notes due 2028	(299)	-
£400,000,000 3.375 per cent. notes due 2038	(398)	-
€850,000,000 1.250 per cent. notes due 2026	(704)	-
€750,000,000 1.750 per cent. notes due 2030	(642)	-
€750,000,000 2.125 per cent. notes due 2034	(638)	-
$700,000,000 3.024 per cent. callable notes due 2024	(577)	-
$300,000,000 floating rate callable notes due 2024	(248)	-
$2,000,000,000 3.375 per cent. notes due 2027	(1,643)	-
$1,000,000,000 3.375 per cent. notes due 2029	(817)	-
$2,000,000,000 3.625 per cent. notes due 2032	(1,642)	-
$1,000,000,000 4.000 per cent. notes due 2052	(799)	-
$1,750,000,000 3.125 per cent. notes due 2025	(1,412)	-
Total long-term borrowings	(9,918)	(87)

Total borrowings	(10,250)	(166)

Short-term borrowings

As at 30 June 2022, the Group had a short-term bank loan of £33m (31 December 2021: £42m). The weighted average interest rate on the short-term bank loan as at 30 June 2022 was 8.8% (Dec 2021: 3.7%).

Long-term borrowings

As part of the preparation for separation of the Group from the GSK Group, on 16 March 2022, GSK Consumer Healthcare Capital UK plc and GSK Consumer Healthcare Capital NL B.V. (subsidiary undertakings of the Group, the “EMTN Issuers”) established a £10,000,000,000 Euro Medium Term Note Programme (the “Programme”) pursuant to which the EMTN Issuers may issue notes from time to time. The EMTN Issuers have issued the notes described under “Pre-Separation Programme Notes” below under the Programme during the period ended 30 June 2022.

In addition, on 24 March 2022 the US Issuer and GSK Consumer Healthcare Capital UK plc issued a number of standalone bonds pursuant to a private placement to institutional investors in the USA and outside the USA in reliance on exemptions from the registration requirements of the US Securities Act (as described under “Pre-Separation USD Notes” below).

The payment of all amounts owing in respect of: (i) notes issued under the Programme (including the notes in issuance, as described under “Pre-Separation Programme Notes” below); and (ii) the Pre-Separation USD Notes is guaranteed by the Company. As at 30 June 2022, the Group had long-term borrowings excluding lease liabilities of £9,819m (30 June 2021, 31 December 2021: £nil), of which £5,235m (30 June 2021, 31 December 2021: £nil) fell due in more than five years. The average effective pre-swap interest rate of all notes in issue as at 30 June 2022 was approximately 2.93% (30 June 2021, 31 December 2021: nil).

Long-term borrowings repayable after five years carry interest at effective rates between 1.75% and 3.86%, with repayment dates ranging from 2028 to 2052.

12 SHARE CAPITAL, SHARE PREMIUM AND OTHER RESERVES
		At 31 December 2021	Issue of share capital	Capital Reduction	Transaction with equity shareholder	At 30 June 2022	At 30 June 2021
Ordinary A Shares at £1.00 each	Number	680,000	-	-	-	680,000	680,000
	£’000	680	-	-	-	680	680
Ordinary B Shares at £1.00 each	Number	320,000	-	-	-	320,000	320,000
	£’000	320	-	-	-	320	320
Non Redeemable Preference Shares at £1.00 each	Number	300,000	-	-	-	300,000	300,000
	£’000	300	-	-	-	300	300
D Deferred Share at £21,758,402,221.00	Number	-	1	(1)	-	-	-
	£’000	-	21,758,402	(21,758,402)	-	-	-
Share capital	£’000	1,300	21,758,402	(21,758,402)	-	1,300	1,300
Share premium	£m	-	-	-	70	70	-

Ordinary A shares and Ordinary B shares carry equal rights. Share premium was recognised on shares issued by CHHL2, the ultimate holding company of the Group as at 30 June 2022, except where CHHL2 has applied merger relief under Section 612 of the Companies Act 2006. In such cases the excess of the fair value of the assets and liabilities recognised into the Group, over the nominal value of the share issued has been added to merger reserve as per table disclosed above.

During the period ended 30 June 2022, CHHL2 issued one D Deferred share of £21,758,402,221 to GSKCHHL. The D Deferred share was non-redeemable and did not carry any voting rights, dividend rights or rights in the event of a return of capital. Subsequently, CHHL2 cancelled the fully paid up D Deferred share of £21,758m in the share capital of CHHL2 held by GSKCHHL, to convert the share capital into distributable profits.

CHHL2 also issued one Deferred share of one penny to GSKCHHL for a consideration of £70m reflected in share premium. The Deferred share is non-redeemable and does not carry any voting rights, dividend rights or rights in the event of a return of capital.

On 29 June 2022, as part of the acquisition of the legal ownership of the India consumer healthcare business from the GSK Group, the Group declared a dividend of £56m to GlaxoSmithKline Consumer Healthcare Holdings Limited (“GSKCHHL”). This dividend was offset in full against the liability owed by GSKCHHL to the Group.

Details of other reserves are included below:

	6 months ended 30 June
	2022	2021
Other Reserves
At beginning of the period	11,632	11,652
Other comprehensive income	(143)	-
Transaction with equity shareholder	64	2
At end of the period	11,553	11,654

Other Reserves include Merger Reserve that arise as a result of acquisition of business and cash flow hedge reserve.

The transaction with the equity shareholder arose on the transfer of certain operations from the GSK Group as part of a reorganisation ahead of the Demerger activities.

13 RELATED PARTY TRANSACTIONS

The Group undertook significant transactions with entities from within the GSK Group and Pfizer Group during the period ended 30 June 2022.

Entities within the GSK Group supplied goods to and purchased goods from the Group during the period. The Group supplies goods to companies within the GSK Group under Distribution Agreements in those countries where the Group does not have its own local operating company. In addition, entities from within the GSK Group were engaged to provide support function services to the Group under Support Services Agreements (“SSA”) including: regulatory and safety services; financial management and reporting; human resources; payroll services; IT support; property management; legal services; contract manufacturing; management of the Group’s UK and US pension schemes; and management of the Group’s employee share schemes.

In addition, the Group operated separate agreements with GSK affiliates for the provision of research and development and for toll-manufacturing services. Cash amounts were also held with GSK financing companies.

Entities from within the Pfizer Group supplied services, goods to and purchased goods and services from the Group during the period via the Transitional Services Agreement. All related party transactions are undertaken at the Group’s best estimate of arm’s length pricing in accordance with the Group’s Transfer Pricing policy.

Where the legal completion of local transfer of assets and liabilities has been delayed, but the Group is able to exercise control over the relevant activities, the relevant net assets and profits have been recognised in the results.

	Pfizer companies		GlaxoSmithKline companies
	30 June 2022 £m	30 June 2021 £m	30 June 2022 £m	30 June 2021 £m
Sales of goods	-	-	84	65
Purchases of goods	-	-	(38)	(50)
Services and royalty income	-	-	25	6
Services and royalty expense	(2)	(43)	(101)	(166)
Interest income	10	-	28	6
Interest expense	-	-	(2)	(3)
Dividend paid	279	199	594	422

	30 June 2022 £m	31 December 2021 £m	30 June 2022 £m	31 December 2021 £m
Other amounts owing to related parties	-	(7)	(354)	(203)
Other amounts owing from related parties	-	-	462	542
Loan amounts owing to related parties	-	-	(3)	(825)
Interest receivable for loan amounts owing from related parties	10	-	23	-
Loan amounts owing from related parties	2,948	-	6,263	1,508

£9,211m principal loan amounts owing from related parties are held with the GSK Group and the Pfizer Group as a result of the on lend of the proceeds from the bonds issued in March 2022 to its shareholders. These balances are unsecured with interest largely paid at 1.365% and are repayable on demand. As at 31 December 2021, the loan amounts owing from related parties of £1,508m were held with GSK Finance companies as part of the Group’s banking arrangements paid at the new risk free benchmark rate – 0.05% and were repayable on demand. The balance disclosed in this note includes interests receivable for the loan amounts of £33m, which is presented within Trade and other receivables on the condensed consolidated balance sheet.

£3m (Dec 2021: £825m) loan amounts owing to related parties are held with GSK Financing companies as part of the Group’s banking arrangements. These balances are unsecured with interest largely received at the new risk free benchmark rate + 0.10% (31 December 2021: new risk free benchmark rate + 0.10%) and are repayable on demand.

14 CONTINGENT LIABILITIES

Legal proceedings

The Group may become involved in significant legal proceedings in respect of which it is not possible to determine whether a potential outflow is probable. With respect to each of the legal proceedings described below and on page 292-95 of the Group’s prospectus and pages 204-07 of the 20-F, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage.

The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial statements. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgements are incurred or the settlements entered into.

Zantac Litigation

GSK and/or Pfizer have been named as defendants (alongside other manufacturers of ranitidine, as well as retailers and distributors) in personal injury lawsuits filed in the US involving Zantac, the bulk of which are pending in a Multidistrict Litigation (“MDL”) in the Southern District of Florida. There are also numerous unfiled claims added to a registry implemented by the court presiding over the MDL. Class actions alleging economic injury and medical monitoring have also been filed in federal court. In addition to the product liability cases filed in the MDL, cases have been filed in several State Courts.

Outside the US, there are class actions and individual actions pending against GSK and Pfizer in Canada, along with a class action against GSK in Israel.

The Group is not a party to any Zantac claims and the Group has never marketed Zantac in any form in the US or Canada. The Group is not primarily liable for any OTC or prescription Zantac claims. Pursuant to certain provisions in the Stock and Asset Purchase Agreement (“SAPA”), GSK and Pfizer have each served the Group with notice of potential claims for indemnification relating to OTC Zantac. Haleon has also notified GSK and Pfizer that it rejects their requests for indemnification on the basis that the scope of the indemnities set out in the joint venture agreement only covers their consumer healthcare businesses as conducted when the JV was formed in 2018. At that time, neither GSK nor Pfizer marketed OTC Zantac in the US or Canada. It is not possible, at this stage, to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate what liability (if any) that the Group may have to GSK and/or Pfizer under the claimed indemnities.

15 POST BALANCE SHEET EVENTS

On 6 July 2022, the shareholders of GSK plc voted to approve all resolutions required to implement the Demerger activities.

On 12 July 2022, the Directors of CHHL2, the ultimate holding company of the Group as at 30 June 2022, approved a pre separation cash dividend and a final sweep dividend for a total amount of £11,004m which was paid to CHHL2’s equity shareholders on 13 July 2022. Out of the total dividends of £11,004m, £7,483m was paid to GSKCHHL, and £3,521m was paid to PF Consumer Healthcare Holdings LLC (“PFCHHL”). The dividends paid to GSKCHHL and PFCHHL were distributed onward to GSK plc and Pfizer Inc respectively. An additional balancing dividend of £53m was declared to GSKCHHL on 12 July 2022 and paid on 13 July 2022.

On 12 July 2022, as part of the acquisition of the legal ownership of the India consumer healthcare business from the GSK Group, the Group declared an additional dividend of £23m to GSKCHHL. This dividend was offset in full against the liability owed by GSKCHHL to the Group.

During the first half of July 2022, the Group underwent a business reorganisation by which it either sold or declared a dividend in specie consisting of some of its subsidiary undertakings to GSKCHHL. As a consequence of the demerger activities, all these subsidiary undertakings became wholly owned subsidiaries of the Company. From an accounting perspective, these subsidiary undertakings will remain consolidated into the financials results of the Group throughout the whole year.

On 13 July 2022, the Group drew down £1,493m under a 3-year term loan from its term loan facility in preparation for the payment of the pre separation cash dividend and the final sweep dividend. The interest rate of on the loan was based on the Sterling Overnight Interbank Average rate (SONIA) + 0.976%.

On 15 July 2022, the Group utilised the £9,211m principal loan amounts owing from related parties plus

£33m of interest to partially fund the pre separation cash dividend and the final sweeper dividend.

On 15 July 2022, the Company issued 5,084,190,079 ordinary shares of £1.25 each to the shareholders of GSK plc to satisfy the demerger dividend in specie declared by GSK plc, in exchange for GSK plc transferring in its entirety its Ordinary A shares in GSKCHHL to the Company. Upon the completion of this share-for-share exchange, GSKCHHL became a non-wholly owned subsidiary of the Company, with the Company holding a majority controlling equity interest of 80.08% in GSKCHHL, which held 62% equity interest in the Group on this date.

On 17 July 2022, the Company issued:

●
692,593,037 ordinary shares of £1.25 each to the Scottish Limited Partnerships established by the GSK Group companies, in exchange for the Scottish Limited Partnerships transferring in their entirety their Ordinary C shares in GSKCHHL to the Company. Upon the completion of this share-for-share exchange, GSKCHHL became a non-wholly owned subsidiary of the Company, with the Company holding a majority controlling equity interest of 91.118% in GSKCHHL.

●
502,727,073 ordinary shares of £1.25 each to GSK plc, in exchange for GSK plc transferring in its entirety its Ordinary B shares in GSKCHHL to the Company. Upon the completion of this share-for-share exchange, GSKCHHL became a wholly owned subsidiary of the Company.

●
2,955,063,626 ordinary shares of £1.25 each, and 25,000,000 non-voting preference shares of £1.00 each to Pfizer Inc., in exchange for Pfizer Inc., the ultimate parent company of PFCHHL, transferring in its entirety its shareholding in PFCHHL to the Company. Upon the completion of this share-for-share exchange, PFCHHL became a wholly owned subsidiary of the Company.

On 18 July 2022, regular trading of the Company’s ordinary shares commenced on the main market of the London Stock Exchange (as a constituent of the FTSE 100).

On 22 July 2022, regular-way trading of the Company’s American Depositary Shares commenced on the New York Stock Exchange, having trade on a when-issued basis from 18 July 2022 to 21 July 2022.

In July 2022, the Group established a £2bn Euro commercial paper programme and a $10bn US Dollar commercial paper programme pursuant to which members of the Group may issue commercial paper from time to time.

On 3 August 2022, the Company reduced the nominal value of the Company’s Ordinary Shares from £1.25 per share to £0.01 per share for an aggregate value of £11,451m, and cancelled in entirety its share premium balance of £10,607m in accordance with Companies Act 2006.

Consistent with the Group’s deleveraging commitments, £500m of the term loan was repaid in August 2022 and a further £250m in September 2022 all through a combination of operating cash-flows and proceeds from commercial paper issuance.

Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements“ (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects“, "anticipates“, "believes“, "targets“, "plans" "intends“, “aims”, "projects“, "indicates", "may", “might”, "will", "should“, “potential”, “could” and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 17 to 45 of Haleon’s prospectus and under “Risk Factors” in Haleon’s Registration Statement on Form 20-F and pages 15 to 16 of this release. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted results (unaudited)

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted Selling, General and Administration (“SG&A”), Adjusted Research and Development (“R&D”), Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net amortisation and impairment of intangible assets, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposals and other costs, in each case net of the impact of taxes (where applicable) (collectively, the “Adjusting Items”, which are defined later in this section).

Management believes that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

The following tables set out a reconciliation between IFRS and Adjusted Results for the six-month periods ended 30 June 2022 and 30 June 2021:

£m	IFRS results	Net amortisation and impairment of intangible assets2	Restructuring costs3	Transaction related costs	Separation and admission costs4	Disposals and others5	Adjusted results
2022
Revenue	5,188	-	-	-	-	-	5,188
Cost of sales	(1,977)	40	8	-	-	(1)	(1,930)
Gross profit	3,211	40	8	-	-	(1)	3,258
Gross profit margin %	61.9%						62.8%
Selling, general and admin	(2,179)	-	13	-	229	7	(1,930)
Research and development	(136)	-	(1)	-	-	-	(137)
Other operating income	4	-	-	-	-	(4)	-
Operating profit	900	40	20	-	229	2	1,191
Operating profit margin %	17.3%						23.0%
Net finance costs	(36)	-	-	-	-	-	(36)
Profit before taxation	864	40	20	-	229	2	1,155
Taxation	(320)	(6)	(4)	-	(37)	122	(245)
Tax rate %	37%						21%
Profit after tax	544	34	16	-	192	124	910
Shareholders of the Group	517	34	16	-	192	124	883
Non-controlling interests	27	-	-	-	-	-	27
Basic earnings per Share1	5.6p	0.4p	0.2p	-	2.1p	1.3p	9.6p
Weighted average number of shares (in million)	9,235						9,235

1.
Basic and diluted earnings per share are the same in both periods presented. Earnings per share calculation is performed using the weighted average number of outstanding shares issued by the Haleon plc as outlined in Note 10.

2.
Net amortisation and impairment of intangible assets: Includes impairment of intangible assets (H1 2022: £18m, H1 2021: £2m) and amortisation of intangible assets excluding computer software (H1 2022: £22m, H1 2021: £19m). Amortisation and impairment of intangible assets arising from intangible assets acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

3.
Restructuring costs: Includes amounts related to business transformation activities (H1 2022: £20m, H1 2021: £77m).

4.
Separation and Admission costs: Includes amounts incurred in relation to and in connection with the separation (H1 2022: £186m, H1 2021: £105m) and listing (H1 2022: £43m, H1 2021: Nil) of the Group as a standalone business.

5.
Disposals and others: Includes gains and losses on disposals of assets and businesses (H1 2022: £3m, H1 2021: £10m), tax indemnities related to business combinations (H1 2022: £(5)m, H1 2021: nil), and other items (H1 2022: £4m, H1 2021: £33m). In H1 2022, the tax effect includes a £104m tax charge related to the revaluation of US deferred tax liabilities due to the increase in the blended rate of US state taxes expected to apply as a result of the demerger.

£m	IFRS results	Net amortisation and impairment of intangible assets2	Restructuring costs3	Transaction related costs	Separation and admission costs4	Disposals and others5	Adjusted results
2021
Revenue	4,575	-	-	-	-	-	4,575
Cost of sales	(1,761)	21	25	-	-	-	(1,715)
Gross profit	2,814	21	25	-	-	-	2,860
Gross profit margin %	61.5%						62.5%
Selling, general and admin	(1,978)	-	54	-	105	53	(1,766)
Research and development	(109)	-	(2)	-	-	-	(111)
Other operating income	10	-	-	-	-	(10)	-
Operating profit	737	21	77	-	105	43	983
Operating profit margin %	16.1%						21.5%
Net finance costs	(1)	-	-	-	-	-	(1)
Profit before taxation	736	21	77	-	105	43	982
Taxation	(216)	(3)	(17)	-	(20)	32	(224)
Tax rate %	29%						23%
Profit after tax	520	18	60	-	85	75	758
Shareholders of the Group	491	18	60	-	85	75	729
Non-controlling interests	29	-	-	-	-	-	29
Basic earnings per Share1	5.3p	0.2p	0.6p	-	0.9p	0.8p	7.9p
Weighted average number of shares (in millions)	9,235						9,235

1.
Basic and diluted earnings per share are the same in both periods presented. Earnings per share calculation is performed using the weighted average number of outstanding shares issued by the Haleon plc as outlined in Note 10.

2.
Net amortisation and impairment of intangible assets: Includes impairment of intangible assets (H1 2022: £18m, H1 2021: £2m) and amortisation of intangible assets excluding computer software (H1 2022: £22m, H1 2021: £19m). Amortisation and impairment of intangible assets arising from intangible assets acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

3.
Restructuring costs: Includes amounts related to business transformation activities (H1 2022: £20m, H1 2021: £77m).

4.
Separation and Admission costs: Includes amounts incurred in relation to and in connection with the separation (H1 2022: £186m, H1 2021: £105m) and listing (H1 2022: £43m, H1 2021: Nil) of the Group as a standalone business.

5.
Disposals and others: Includes gains and losses on disposals of assets and businesses (H1 2022: £3m, H1 2021: £10m), tax indemnities related to business combinations (H1 2022: £(5)m, H1 2021: nil), and other items (H1 2022: £4m, H1 2021: £33m). In H1 2022, the tax effect includes a £104m tax charge related to the revaluation of US deferred tax liabilities due to the increase in the blended rate of US state taxes expected to apply as a result of the demerger.

Constant currency (unaudited)

The Group’s presentation currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using “actual exchange rates” (“AER”) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (“CER”). To calculate results on a constant currency basis, prior year exchange rates are used to restate current year comparatives. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the below table.

	Six months to 30 June
	2022	2021
Average rates:
US$/£ .. . . . . . . . . . . . . . . . . . . . .	1.30	1.39
Euro/£ .. . . . . . . . . . . . . . . . . . . . .	1.19	1.15
Swiss Franc/£ . . . . . . . . . . . . . . .	1.22	1.26
CNY/£ .. . . . . . . . . . . . . . . . . . . . .	8.38	8.96

Organic revenue growth (unaudited)

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next. Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (“MSAs”) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site closures has been removed from organic revenue because these agreements are transitionary and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

-
current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;
-
current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition;
-
prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;
-
prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and
-
prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an “Organic Adjustment”.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual region is further discussed by price and volume/mix changes, which are defined as follows:

-
Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

-
Volume/Mix: Defined as the variation in revenue attributable to changes in volumes in the period.

The following tables reconcile reported revenue growth for the six-month periods ended 30 June 2022 and 2021 to constant currency and organic revenue for the same period by geographical segment and product category:

	Geographical Segments
2022 vs 2021 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	17.4	8.7	15.7	13.4
Organic Adjustments	0.4	1.4	(0.6)	0.6
of which:
Effect of Acquisitions	-	-	(0.7)	(0.2)
Effect of Disposals	0.2	0.8	-	0.4
Effect of MSAs	0.2	0.6	0.1	0.4
Effect of Exchange Rates	(7.4)	2.0	(2.8)	(2.4)
Organic Revenue Growth	10.4	12.1	12.3	11.6
Price	2.1	5.5	3.1	3.7
Volume/Mix	8.3	6.6	9.2	7.9

	Product Categories
2022 vs 2021 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
Revenue Growth	5.7	16.2	14.2	50.1	3.9	13.4
Organic Adjustments	(0.3)	0.1	-	0.3	3.2	0.6
of which:
Effect of Acquisitions	(0.3)	(0.1)	(0.2)	-	-	(0.2)
Effect of Disposals	-	0.2	0.2	0.3	1.5	0.4
Effect of MSAs	-	-	-	-	1.7	0.4
Effect of Exchange Rates	(0.3)	(4.4)	(2.5)	(3.7)	(3.6)	(2.4)
Organic Revenue Growth	5.1	11.9	11.7	46.7	3.5	11.6

Adjusted EBITDA (unaudited)

Adjusted EBITDA is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA for the six-month periods ended 30 June 2022 and 2021 is as follows:

	2022	2021
	£m	£m
Profit After Taxation	544	520
Add Back: Taxation	320	216
Profit Before Taxation	864	736
Less: Finance Income	(43)	(9)
Add Back: Finance Expense	79	10
Operating Profit	900	737
Net Intangible Amortisation and Impairment	40	21
Restructuring Costs	20	77
Transaction Related Costs	-	-
Separation and Admission Costs	229	105
Disposals and Others	2	43
Adjusted Operating Profit	1,191	983
Add Back: Depreciation – Property, Plant and Equipment	66	68
Add Back: Depreciation – Rights of Use Assets	16	16
Add Back: Amortisation – Computer Software	28	17
Add Back: Impairment – Property, Plant and Equipment, Rights of Use Assets and Computer Software	5	5
Adjusted EBITDA	1,306	1,089

Free cash flow (unaudited)

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and net interest.

Management believes free cash flow is meaningful to investors because it is the measures of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

A reconciliation of net cash inflow from operating activities, which is the closest equivalent IFRS measure to free cash flow, is shown below:

	Six months to 30 June
	2022	2021
	£m	£m
Net cash inflow from operating activities	680	234
Less: Net capital expenditure	(88)	(45)
Less: Distributions to non-controlling interests	(47)	-
Less: Interest paid	(4)	(9)
Add: Interest received	12	9
Free cash flow	553	189

Free cash flow conversion (unaudited)

Free cash flow conversion is calculated as free cash flow, as defined above, divided by profit after tax. Free cash flow conversion is used by management to evaluate the cash generation of the business relative to its profit, by measuring the proportion of profit after tax that is converted into free cash flow as defined above. Free cash flow conversion is calculated as follows:

	Six months to 30 June
	2022	2021
Free cash flow (£m)	553	189
Profit after tax (£m)	544	520
Free cash flow conversion (%)	102	36

Net capital expenditure (unaudited)

Net capital expenditure includes purchases net of sales of property, plant and equipment and other intangible assets. Net capital expenditure is calculated as follows:

	Six months to 30 June
	2022	2021
	£m	£m
Purchase of property, plant and equipment	(78)	(89)
Proceeds from sale of property, plant and equipment	1	7
Purchase of intangible assets	(14)	(35)
Proceeds from sale of intangible assets	3	72
Net capital expenditure	(88)	(45)

Net debt (unaudited)

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

Management analyses the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage. Net debt is calculated as follows:

	As at 30 June 2022	As at 31 December 2021
	£m	£m
Cash and cash equivalents and liquid investments	1,334	414
Short-term borrowings	(332)	(79)
Long-term borrowings	(9,918)	(87)
Derivative financial assets	146	17
Derivative financial liabilities	(66)	(19)
Net Debt	(8,836)	246

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: September 20, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary